Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 28, 2006

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on April 28, 2006 via CCN Matthews.

Item 4.	Summary of Material Changes

See attached press release.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Elaine Sanders, Chief Financial Officer, at (604) 633- 4888.

Item 9.	Date of Report

April 28, 2006

News Release –– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

Alexco Completes Public Offering and NovaGold Purchases Additional Shares

April 28, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco” or the “Company”) announced today that it has closed its offering of 4,700,000 common shares at a price of $2.50 per share for aggregate gross proceeds of $11,750,000.

Canaccord Adams acted as the agent with respect to the sale of 3,440,000 common shares under the offering and, in consideration for their services, received a 6.5% cash commission and 227,040 broker warrants exercisable for 227,040 common shares. The broker warrants are exercisable before April 28, 2007 at a price of $2.50 per share.

As part of the offering, the Company also sold 1,200,000 common shares on a non-brokered basis to NovaGold Resources Inc. (TSX, AMEX: NG) for NovaGold to maintain its pro-rata ownership of the Company at approximately 20%. “NovaGold is our largest shareholder and we are pleased with their continued support,” says Clynt Nauman, President and CEO.

The net proceeds of the offering will be used for exploration on the Company's properties, to fund the Company's reclamation business and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any province or state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such province or state.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and where appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Elaine M. Sanders, Chief Financial Officer, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4